

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Timothy Pickett
Chief Executive Officer
Kindly MD, Inc.
230 W 400 South
Suite 201
Salt Lake City, UT 84104

      Re: Kindly MD, Inc.
         Amendment No. 1 to Draft Registration Statement on Form S-1
         Submitted June 20, 2023
         CIK No. 0001946573

Dear Timothy Pickett:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement submitted June 20, 2023

Cover Page

1. We note your revisions in response to our prior comment 2 and reissue in part. Please revise your cover page to identify Mr. Pickett as your controlling shareholder and the amount of voting power the controlling stockholder will own following the completion of the offering.

Prospectus Summary, page 4

2. We note your response to prior comment 4. Please further revise to balance your disclosure by clarifying that there is no assurance that your services and products will be "ending the opioid crisis."

3. We note your revisions in response to our prior comment 4 and reissue in part. Please revise your summary to disclose your accumulated deficit.

Risk Factors, page 10

4. We note your revisions in response to our prior comment 7 and reissue in part. We note that there are still duplicates of the risk factors titled "We have broad discretion in the use of our cash, cash equivalents, and investments, including the net proceeds from this offering, and may not use them effectively" on pages 18 and 21 and "There could be unidentified risks involved with an investment in our securities" on pages 19 and 22. Please revise to remove the duplicative risk factors.

Risks Associated with Our Industries, page 16

5. The descriptions of the risks associated with your industries in this sub-section is general in nature and could relate to any company. Please revise to fully describe the risks associated with your industries with more specificity.

Information Regarding Forward-Looking Statements, page 23

6. We note your revisions in response to our prior comment 10 and reissue in part. We note your statement that investors "should not place undue reliance on these forward-looking statements." Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in the registration statement.

Use of Proceeds, page 24

7. We note your revisions in response to our prior comment 12 and reissue in part. We note that your estimate an acquisition price of approximately $1 million to acquire two existing clinics. Please clarify whether this estimate is for each clinic, or whether the $1 million purchase price is meant to be allocated between the two clinics. Please also disclose how you determined the purchase price estimate when you have not yet identified any specific acquisitions.

Results of Operations, page 34

8. Please disclose on page 35 why your 2023 personnel expenses increased by 63% compared to the March 31, 2022 period whereas revenue only increased by 30%. Clearly disclose whether this expense category is entirely comprised of compensation for employees that directly provide healthcare services to patients. Explain why you were not able to increase the pricing of your services commensurate with the substantial increase in your personnel costs. See Item 303(c) of Regulation S-K.

Business, page 36

9. We note your graphic on page 37. Please revise to provide narrative disclosure that clearly explains the context for the graphic. To the extent that this reflects actual data collected from your patients, please provide appropriate context for the data, including how it was was collected.

10. We note your revisions in response to our prior comment 21. We note that you partner with local healthcare clinics and product manufacturers in geographic markets to maximize your ability to increase service and product offerings to more individuals. Please revise this section to provide more detailed descriptions of your arrangements in these service affiliate agreements, including the nature of the agreements and the material terms. Please file any material agreements related to such engagement as an exhibit.

Retail Sales of Dietary Products, page 40

11.   We note your revisions in response to our prior comment 21 and reissue in part. Please expand your disclosure to describe each of your three gummy products, and to provide further detail regarding the approval and registration process with the Department of Agriculture, including what steps are required, any dosage limits, or ongoing approval or registration requirements. With regard to the supply and manufacture of your gummy products, please also disclose the material terms of your arrangement with the licensed manufacturer, including whether you have entered into any material agreements, and information regarding the license held by the manufacturer. Further, please revise your Government Regulation section to discuss the regulations governing the manufacture and distribution of your gummy products, and please consider inserting risk factor disclosure regarding any risks or uncertainties related to these regulations or your ability to satisfy them.

Government Regulation, page 42

12.   We reissue comment 23. We note brief summaries regarding the government regulations affecting your business added to page 42. Please revise to provide a more detailed description of the regulations you are subject to so that investors can understand the regulatory framework you must navigate to conduct your business. In doing so, please disclose the applicable regulations and regulatory agencies by name, and please discuss how you comply with those regulations.

13.   We note your revisions in response to our prior comment 24 and reissue in part. We note that you have not currently targeted or planned specific expansion into other states. However, we also note your intent to evaluate and explore North Carolina, Texas, Florida and Pennsylvania, with the hope to enter four new markets in the twelve calendar months following the closing of the Offering. In light of the intended timeframe, please expand your government regulation section to discuss the cannabis regulations, including the licensure and registration requirements, you must satisfy to operate in those states, including the steps you have taken to satisfy those requirements and the steps that remain.

14.   We note disclosure on page 33 where you state that you anticipate slower growth in 2023 due to "limiting legislation." Revise this section to describe the limiting legislation you refer to, and, as appropriate, include a related risk factor to disclose the attendant risks of such legislation to your business and plan of operation.

Management, page 43

15.   We note your revisions in response to our prior comment 25 and reissue in part. Please revise to clarify Mr. Cox's position and role for IS Acquisitions and Analytics and when he joined KindlyMD.

Timothy Pickett
Kindly MD, Inc.
July 6, 2023
Page 5

<u>Executive Compensation, page 48</u>

16.   We note your revisions in response to our prior comment 26 and reissue in part. We note that Messrs. Cox and Barrera both joined KindlyMD partway through your fiscal year 2022. Please advise us how your disclosure complies with Item 402(m)(2)(iii) of Regulation S-K.

You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Callie Tempest Jones, Esq.